UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39543

VIA optronics AG

(Exact name of registrant as specified in its charter)

VIA optronics AG

Sieboldstrasse 18

90411 Nuremberg, Germany

+49 (911) 597 575-300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each of which represents one fifth of an ordinary share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 57

Pursuant to the requirements of the Securities Exchange Act of 1934 VIA optronics AG has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 29, 2024	By:	/s/ Roland Chochoiek
Roland Chochoiek, CEO